October 27, 2008

Mr. Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 22, 2008**
> **File No. 333-153771**
>
> **Bank of America Corporation**
> **Form 10-Q for June 30, 2008, filed August 7, 2008**
> **File Number 001-06523**

Dear Mr. Mayopoulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Merrill Lynch's Executive Officers and Directors have Financial Interests…, page 10

1.   We note the 8-K filed by Bank of America on October 8, 2008 regarding Mr. Thain's employment. With regard to Mr. Thain or other officers you have offered to retain, please include any compensation arrangements Bank of America has agreed to in connection with their continued employment.

Legality Opinion, Exhibit 5

2.   Revise the final paragraph of the opinion to remove the limitation as to persons who can rely on the opinion.

3.   Please confirm your intention to refile this opinion immediately prior to effectiveness or revise the last sentence of your opinion so that it is valid as of the date of effectiveness, rather than the "date hereof."

Tax Opinions, Exhibits 8.A and 8.B

4.   Both Wachtell Lipton and Shearman & Sterling provide opinions that opine that the disclosure in the section titled United States Federal Income Tax Consequences is "accurate in all material respects." Item 601(b)(8) of Regulation S-K, requires an opinion regarding the material federal income tax consequences of the merger, rather than an opinion addressing the accuracy of the disclosure in registration statement. Please provide opinions of counsel that opine on the material federal income tax consequences.

Form 10-Q for Quarterly Period Ended June 30, 2008:
Notes to Consolidated Financial Statements
Note 11 – Commitments and Contingencies
Litigation and Regulatory Matters, page 26

5.   We note your response to comment 21 of our letter dated October 15, 2008 and acknowledge previous communications with the staff in this regard. We understand that facts and circumstances in this area (i.e. litigation and contingencies) are often revisited and brought current. We emphasize however, in future filings (starting with your September 30, 2008 Form 10-Q) your disclosure should reconcile to the required disclosures of SFAS 5, specifically paragraph 10. In this regard, you may be required to disclose litigation and loss contingencies (i.e. range of possible loss, etc.) even when amounts are not accrued because it could not be reasonably estimated. Refer to footnote 6 to paragraph 10 of SFAS 5. As it relates to our current review, we will not object to your disclosure; we may however have comments in future reviews.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela Connell at (202)551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Edward D. Herlihy
         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, NY 10019

         Rosemary T. Berkery
         Vice Chairman and General Counsel
         Merrill Lynch & Co., Inc.
         4 World Financial Center
         New York, NY 10080

         John J. Madden
         Shearman & Sterling LLP
         599 Lexington Avenue
         New York, NY 10022